                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                              CAPITOL BANCORP LTD.
                             ----------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   14056D 10 5
                                   -----------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1{b}
         [ ] Rule 13d-1{c}
         [X] Rule 13d-1{d}

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

(1) Name(s) of Reporting Person(s) and Internal Revenue Service Identification
    Number:

                                 JOSEPH D. REID
                                 --------------

                                   ###-##-####
                                   -----------
                             Social Security Number
--------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member of a Group (see Instructions):

                  (a)   [ ]

                  (b)   [ ]

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(3)    SEC Use Only:


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(4)    Citizenship or Place of Organization:

                            United States of America


-------------------------------------------------------------------------------

Number of Shares Beneficially owned by each Reporting Person with:

      (5)   Sole Voting Power:                 466,072

      (6)   Shared Voting Power:               635,092

      (7)   Sole Dispositive Power:            466,072

      (8)   Shared Dispositive Power:          635,092

--------------------------------------------------------------------------------

      (9)   Aggregate Amount Beneficially Owned by Each Reporting Person:
      1,101,164 (of which 482,898 represent shares the person filing has a right to acquire).


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(10)  Check if the Aggregate Amount in Row (9) excludes certain shares: [ ]

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(11)  Percent of Class Represented by Amount in Row (9):

                                      16.1%
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(12)  Type of Reporting Person:

                                       IN

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                                END OF COVER PAGE


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                                    Item 1(a)
                                    ---------

Name of Issuer:   Capitol Bancorp Ltd.

                                    Item 1(b)
                                    ---------

Address of Issuer's Principal Executive Offices:

                  200 Washington Square North; Suite 440
                  Lansing, Michigan  48933

                                    Item 2(a)
                                    ---------

Name of Person Filing:     Joseph D. Reid

                                    Item 2(b)
                                    ---------

Address of Principal Business    200 Washington Square North
Office or, if none, Residence    Suite 440
Address:                         Lansing, Michigan  48933

                                    Item 2(c)
                                    ---------

Citizenship:      United States of America

                                    Item 2(d)
                                    ---------

Title of Class of Securities:    Common Stock, No Par Value

                                    Item 2(e)
                                    ---------

CUSIP No.:          14056D 10 5
                  ---------------

                                     Item 3
                                     ------

Not Applicable

                                     Item 4
                                     ------

Ownership

(a)      Amount Beneficially Owned:

         1,101,164 (of which number 482,898 represent shares the person filing has a right to acquire).


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(b)      Percent of Class:

         16.1% (assumes exercise of the person filing's rights to acquire, but no other rights to acquire).

(c)      Number of Shares as to which such person has:

         (i)   Sole power to vote or to direct the vote:                 466,072

         (ii)  Shared power to vote or to direct the vote:               635,092

         (iii) Sole power to dispose or to direct the
               disposition of:                                           466,072

         (iv)  Shared power to dispose or to direct
               the disposition of:                                       635,092

                                     Item 5
                                     ------

Not applicable.

                                     Item 6
                                     ------

Not applicable.

                                     Item 7
                                     ------

Not applicable.

                                     Item 8
                                     ------

Not applicable.

                                     Item 9
                                     ------

Not applicable.

                                     Item 10
                                     -------

Certification.


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Date:    February  9, 1999
                                             -----------------

                                    Signature: /s/  Joseph D. Reid
                                               -------------------

                                    Name:      Joseph D. Reid
                                         --------------------------

         Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See: 18 USC 1001)